Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Forms S-3 (No. 333-229003 and 333-233621) and Forms S-8 (No. 333-229601 and No. 333-268736) of our report dated March 1, 2023, relating to the consolidated financial statements of Organogenesis Holdings Inc. (“the Company”), and the effectiveness of the Company’s internal control over financial reporting (which report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of a material weakness), appearing in the Annual Report on Form 10-K of the Company for the year ended December 31, 2022.

/s/ RSM US LLP

Boston, Massachusetts
March 1, 2023